     Exhibit 99.3



     HQ/CS/CL.24B/9327
     26 August 2002

     Sir,

                    Sub: Shareholding Pattern

     Please find sent herewith duly filled in format for informing details of share holding {obtained u/r8(1) & 8(2) from acquirers} by target Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997 (Attach "A").

     Yours faithfully,
     For VIDESH SANCHAR NIGAM LIMITED


     R.N. Aditya
     Assistant Company Secretary


     1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

     2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

     3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

     4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

     5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

     6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos.:
497 29 93.

     7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

     8. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646

     9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071

     10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 023. Fax: 267 3199

     11.  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

     12.  Shri U.C. Burman, DGM(Internet), for hosting on website.

FORMAT FOR INFORMING DETAILS OF SHARE HOLDING {OBTAINED U/R8(1) & 8(2) FROM ACQUIRERS**} BY TARGET COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS 1997

------------------------------------------------------------------------------------------------------------------------------------
Name of the Target Company (Reporting company)                           Videsh Sanchar Nigam Limited
------------------------------------------------------------------------------------------------------------------------------------
Date of Reporting                                                        August 23, 2002
------------------------------------------------------------------------------------------------------------------------------------
Name of Stock Exchanges where shares of reporting                        VSNL shares are listed on Mumbai, Delhi, Madras, Calcutta,
company are listed                                                       National Stock Exchanges in India and VSNL ADRs are listed on the New York Stock Exchange.
------------------------------------------------------------------------------------------------------------------------------------


(I)  INFORMATION ABOUT PERSONS HOLDING MORE THAN 15% SHARES OR VOTING RIGHTS
     (VRS)

------------------------------------------------------------------------------------------------------------------------------------
NAME OF PERSONS        DETAILS OF SHAREHOLDING/VOTING RIGHTS OF PERSONS MENTIONED AT (I) AS INFORMED U/R 8(1) TO TARGET COMPANY
HOLDING MORE
THAN 15% SHARES
OR VOTING RIGHTS
------------------------------------------------------------------------------------------------------------------------------------
Names                     As on 31         As on 31       Changes, if     As on record         As on record        Changes if any
                         March 2002       March 2001     any, between   date for dividend    date for dividend    between (D) & (E)
                       (current year)   (previous year)    (A) & (B)      (Current year)      (previous year)
                       -------------------------------------------------------------------------------------------------------------
                            (A)               (B)             (C)              (D)                   (E)                  (F)
------------------------------------------------------------------------------------------------------------------------------------
The Bank of New York      59853902         83133086        -23279184         30799948              80017274          -49217326
(as  depositary  to
VSNL's ADR issue)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL (I)                 59853902         83133086        -23279184         30799948              80017274          -49217326
------------------------------------------------------------------------------------------------------------------------------------

(II) PROMOTERS OR EVERY PERSON HAVING CONTROL OVER A COMPANY AND ALSO PERSONS ACTING IN CONCERT WITH HIM

------------------------------------------------------------------------------------------------------------------------------------
NAME OF PROMOTERS      DETAILS OF SHAREHOLDING/VOTING RIGHTS OF PERSONS MENTIONED AT (II) AS INFORMED U/R 8(2) TO TARGET COMPANY
OR EVERY PERSON
HAVING CONTROL
OVER A COMPANY
------------------------------------------------------------------------------------------------------------------------------------
Names                     As on 31         As on 31       Changes, if     As on record         As on record        Changes if any
                         March 2002       March 2001     any, between   date for dividend    date for dividend    between (D) & (E)
                       (current year)   (previous year)    (A) & (B)      (Current year)      (previous year)
                       -------------------------------------------------------------------------------------------------------------
                            (A)               (B)             (C)              (D)                   (E)                  (F)
------------------------------------------------------------------------------------------------------------------------------------
Panatone Finvest          71250000               NIL        71250000         128249910                  NIL            128249910
Limited
------------------------------------------------------------------------------------------------------------------------------------
Central Government        74446885         150961440       -76514555          74446885            150961440            -76514555
Including Nominees
of President of India
------------------------------------------------------------------------------------------------------------------------------------
TOTAL (II)               145696885         150961440        -5264555         202696795            150961440             51735355
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
PERSONS ACTING IN      DETAILS OF SHAREHOLDING/VOTING RIGHTS OF PERSONS MENTIONED AT (II) AS INFORMED U/R 8(2) TO TARGET COMPANY
CONCERT
------------------------------------------------------------------------------------------------------------------------------------
Names                     As on 31         As on 31       Changes, if     As on record         As on record        Changes if any
                         March 2002       March 2001     any, between   date for dividend    date for dividend    between (D) & (E)
                       (current year)   (previous year)    (A) & (B)      (Current year)      (Current year)
------------------------------------------------------------------------------------------------------------------------------------
                               NIL               NIL             NIL              NIL                   NIL                 NIL
------------------------------------------------------------------------------------------------------------------------------------
TOTAL (III)                    NIL               NIL             NIL              NIL                   NIL                 NIL
------------------------------------------------------------------------------------------------------------------------------------
GRAND TOTAL              205550787         234094526       -28543739        233496743             230978714             2518029
(I+II+III)
------------------------------------------------------------------------------------------------------------------------------------



Place: Mumbai                                                     Satish Ranade
                                                     Executive Director (Legal)&
                                                               Company Secretary